Exhibit 12.1

Equinix, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,					Nine months ended September 30,
	2009	2010	2011	2012	2013	2014
Earnings:
Income (loss) from continuing operations before income taxes	$103,800	$40,924	$129,720	$188,622	$112,279	$136,511
Fixed charges:
Interest expense	74,232	140,475	181,303	200,328	248,792	199,450
Amortization of capitalized interest	1,936	2,186	2,771	3,851	4,858	4,153
Interest factor on operating leases	18,408	29,631	33,536	34,001	33,811	23,455

Subtotal	94,576	172,292	217,610	238,180	287,461	227,058

Total Earnings	$198,376	$213,216	$347,330	$426,802	$399,740	$363,569

Fixed Charges:
Fixed charges:
Interest expense	$74,232	$140,475	$181,303	$200,328	$248,792	$199,450
Capitalized interest	12,853	10,349	13,578	30,643	10,608	13,050
Interest factor on operating leases	18,408	29,631	33,536	34,001	33,811	23,455

Total Fixed Charges	$105,493	$180,455	$228,417	$264,972	$293,211	$235,955

Ratio of Earnings to Fixed Charges	1.9x	1.2x	1.5x	1.6x	1.4x	1.5x